UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

First Franklin Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

320272107
(CUSIP Number)

Jason D. Long
Lenox Wealth Management, Inc.
8044 Montgomery Road, Ste 480
Cincinnati OH 45236
(513) 618-7080

Copy to:

F. Mark Reuter, Esq.
Keating Muething & Klekamp PLL
One East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
(513) 579-6469

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320272107
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lenox Wealth Management, Inc. IRS Identification Number: 31-1445959
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 167,065
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 167,065
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.940%
14	TYPE OF REPORTING PERSON* CO

This Amendment No. 4 (this “Amendment”) amends and supplements the Statement on Schedule 13D (as amended by Amendment Nos. 1, 2 and 3 filed on or about June 26, 2009, October 7, 2009 and November 9, 2009, respectively, the “Schedule 13D”) relating to the shares of the common stock, par value, $0.01 per share (the “Common Stock”) of First Franklin Corporation, a Delaware corporation whose principal executive offices are located at 4750 Ashwood Drive, Cincinnati, Ohio 45241 (the “Issuer”), previously filed by Lenox Wealth Management, Inc. (the “Reporting Person”).  This Amendment is being filed to update the Schedule 13D in light of recent events.

Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

The amount of funds to acquire 167,065 shares of Issuer’s Common Stock is $1,077,937.  Such funds were provided from Lenox Wealth Management, Inc.’s working capital.  Provided, however, $162,426 of that working capital was obtained through the exercise of options by the principal of Lenox Wealth Management for the direct purpose of ensuring that the company would have adequate capital to make the purchase.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated as follows:

All of the shares of Common Stock reported herein were acquired for investment purposes, and were originally acquired without the purpose or effect of changing or influencing control of the Issuer.  The Reporting Person acquired the shares on dates previously reported and on the dates indicated in the table under Item 5 on pages 4 through 6 of this Schedule 13D/A because it did not believe that the value of the Issuer’s assets was adequately reflected in the market price of the Issuer’s Common Stock at such times.

The Reporting Person reviews on a continuing basis its investment in the Issuer.  Depending upon overall market conditions, the Issuer’s business, affairs and financial position, the price level of the Common Stock, as well as other various factors, the Reporting Person may take such actions with respect to its investment in the Issuer as it deems appropriate in light of the circumstances existing from time to time.  Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise.  The Reporting Person may also dispose at any time of all or a portion of the Common Stock now owned or hereafter acquired by it to one or more purchasers, although it has no present intention of doing so.

The Reporting Person intends to consider a variety of different alternatives to encourage management and the Board of Directors to maximize shareholder value by, among other things, designing plans to increase the Issuer’s profitability and evaluating on an ongoing basis the composition of the Board of Directors.

The Reporting Person has engaged in and continues to engage in on-going discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties concerning the business and future plans of the Issuer, generally, and with regard to strategies and actions that the Reporting Person believes will encourage management and the Board of Directors to maximize shareholder value as well as enhance the Issuer’s business, governance, and oversight.  Specifically, representatives of the Reporting Person have met with representatives of the Issuer’s management and Board to discuss nominations to the Issuer’s Board.

On December 8, 2009, the Reporting Person submitted the shareholder proposal filed herewith as Exhibit 99.1 (the “Proposal”) to the Board of Directors of the Issuer for inclusion in the Issuer’s proxy materials for its 2010 Annual Meeting of Stockholders (the “Annual Meeting”).  The Reporting Person intends to have the Proposal brought as an item of business before the Annual Meeting.  If implemented, the Proposal would eliminate the Issuer’s current classified board structure and require each director of the Issuer to stand for election annually.

In addition to the above-mentioned communications, in consideration of such alternatives, strategies and actions, the Reporting Person may seek in the future to assert any and all shareholder rights available to it, including, but not limited to: (i) continuing to communicate with management, the Board of Directors, other shareholders and other relevant parties; (ii) making proposals to the Issuer’s management and Board of Directors (including with regard to changes in the corporate governance and business strategies of the Issuer or a possible sale of the Issuer); (iii) seeking representation on the Issuer’s Board of Directors; and/or (iv) soliciting proxies or written consents from other shareholders of the Issuer with respect to Board representation or other proposals for shareholder action.

Except as set forth above, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.	Interest in Securities of the Issuer

(a)           See Item 11 and Item 13 on page 2 of this Schedule 13D/A.

(b)           See Items 7 through 10 of page 2 of this Schedule 13D/A.

(c)           During the past sixty days, the Reporting Person effected the following transactions in the Common Stock, all of which were effected in the open market:

Date	Shares	Purchase Price Per Share
9/21/2009	230	$5.25
9/22/2009	300	$5.44
9/22/2009	396	$5.45
9/22/2009	300	$5.46

Date	Shares	Purchase Price Per Share
9/22/2009	4	$5.44
9/22/2009	200	$5.48
9/22/2009	800	$5.50
9/22/2009	600	$5.50
9/24/2009	3,000	$5.50
9/28/2009	400	$5.75
9/28/2009	100	$5.74
9/28/2009	400	$5.75
9/28/2009	100	$5.74
9/29/2009	200	$5.74
9/29/2009	600	$5.75
9/29/2009	200	$5.74
9/30/2009	646	$5.74
9/30/2009	244	$6.14
9/30/2009	110	$6.00
9/30/2009	500	$6.13
10/2/2009	300	$6.12
10/2/2009	900	$6.14
10/2/2009	100	$6.00
10/2/2009	67	$6.00
10/2/2009	100	$5.98
10/2/2009	233	$6.00
10/2/2009	1,000	$6.50
10/2/2009	1,200	$6.50
10/2/2009	82	$6.50
10/2/2009	1,900	$6.50
10/2/2009	18	$6.50
10/2/2009	600	$6.10
10/2/2009	166	$6.14
10/2/2009	132	$6.14
10/2/2009	100	$6.00
10/5/2009	100	$6.27
10/5/2009	100	$6.30
10/5/2009	100	$6.22
10/5/2009	1,700	$6.30
10/5/2009	82	$6.45
10/5/2009	1,918	$6.45
10/9/2009	82	$6.55
10/9/2009	500	$6.55
10/9/2009	200	$6.48
10/9/2009	1,800	$6.50
10/12/2009	82	$6.60
10/12/2009	518	$6.60
10/12/2009	1,900	$6.60
10/12/2009	200	$6.57
10/14/2009	300	$6.77
10/14/2009	100	$6.80
10/14/2009	179	$6.99

Date	Shares	Purchase Price Per Share
10/14/2009	100	$6.78
10/14/2009	17	$6.79
10/14/2009	100	$6.78
10/14/2009	4	$6.79
10/14/2009	200	$6.96
10/14/2009	1,000	$6.58
10/14/2009	1,000	$6.58
10/14/2009	21	$6.82
10/14/2009	1,700	$6.58
10/14/2009	179	$6.77
10/14/2009	100	$6.82
10/14/2009	321	$6.58
10/14/2009	9	$6.82
10/14/2009	121	$6.77
10/14/2009	849	$6.82
10/14/2009	100	$6.81
10/14/2009	100	$6.77
10/16/2009	100	$6.91
10/16/2009	200	$6.95
10/16/2009	200	$7.20
10/16/2009	100	$6.99
10/16/2009	200	$7.13
10/16/2009	100	$7.00
10/16/2009	100	$7.20
10/16/2009	100	$7.24
10/16/2009	900	$7.25
10/19/2009	200	$7.49
10/19/2009	312	$7.50
10/19/2009	88	$7.49
10/19/2009	100	$7.45
10/23/2009	100	$7.68
10/23/2009	112	$7.69
10/23/2009	88	$6.98
11/3/2009	500	$7.74
11/4/2009	500	$7.74
11/5/2009	100	$8.00
11/5/2009	100	$7.98
11/5/2009	200	$7.86
11/5/2009	440	$7.74
11/5/2009	100	$7.99
11/5/2009	60	$8.10
11/9/2009	100	$7.70
11/9/2009	100	$7.87
11/9/2009	200	$7.90
11/9/2009	300	$7.88
11/9/2009	100	$7.91
11/9/2009	100	$7.88
11/9/2009	1,400	$7.95

Date	Shares	Purchase Price Per Share
11/9/2009	100	$7.92
11/9/2009	100	$7.94
11/9/2009	100	$7.92
11/9/2009	100	$7.92
11/9/2009	200	$7.91
11/9/2009	200	$7.92
11/9/2009	100	$7.94
11/9/2009	128	$7.95
11/9/2009	472	$7.95
11/10/2009	100	$7.98
11/10/2009	3,700	$8.00
11/10/2009	400	$7.93
11/10/2009	100	$7.95
11/10/2009	200	$7.88
11/10/2009	300	$7.97
11/10/2009	200	$8.00
11/10/2009	1,400	$8.00
11/10/2009	128	$8.00
11/16/2009	200	$7.50
11/16/2009	1,900	$7.50
11/20/2009	3,800	$7.50
11/25/2009	100	$8.00
11/25/2009	300	$7.97
11/25/2009	100	$8.00

(d)           NA

(e)           NA

Item 7.	Material to Be Filed as Exhibits

99.1           Shareholder Proposal submitted by Reporting Person to Issuer on December 8, 2009.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lenox Wealth Management, Inc.

By:	/s/Jason D. Long
Jason D. Long, Vice President
Date: December 8, 2009

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.